Exhibit 99.1

Provident Announces Strong 2011 Second Quarter Results, Revised 2011 Adjusted EBITDA Guidance and August Cash Dividend

News Release 22-11
August 10, 2011

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced its 2011 second quarter interim financial and operating results, revised 2011 Adjusted EBITDA guidance and the August cash dividend of $0.045 per share.

“We are very pleased with our financial and operating results for the second quarter of 2011," said President and Chief Executive Officer, Doug Haughey.  “We experienced very good Redwater West and Empress East performance, our balance sheet remains very solid and we continue to advance our 2011 capital program focused on growth in the Montney and Marcellus natural gas plays, the Bakken oil play and the Alberta oilsands.”

Second Quarter Summary

Second quarter financial statements are reported under International Financial Reporting Standards.

•	Gross operating margin grew by 51 percent to $74 million in the second quarter of 2011, up from $49 million in 2010, driven by higher product margins when compared to the second quarter of 2010.

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Adjusted EBITDA(1) was $51 million for the second quarter of 2011, an increase of 51 percent from $34 million in 2010. The increase reflects higher operating margins from both Redwater West and Empress East, which increased contributions by 88 percent and 53 percent, respectively, partially offset by higher realized losses on financial derivative instruments.

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Adjusted funds flow from continuing operations(2) increased 11 percent to $43 million ($0.16 per share) in the second quarter of 2011, compared to $39 million ($0.15 per unit) in 2010, largely due to the 51 percent increase in gross operating margin.

•	Dividends paid to shareholders totaled $0.14 per share resulting in a payout ratio of 91 percent of distributable cash flow from continuing operations(3) for the second quarter of 2011.

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Total debt increased by 2 percent to $485 million at June 30, 2011, from $474 million at December 31, 2010.  At June 30, 2011, Provident had approximately $327 million of remaining capacity available under its $500 million revolving term credit facility.

•	Total debt to Adjusted EBITDA(1) for the twelve months ended June 30, 2011 was a ratio of 1.9 to one compared to 2.1 to one for the year ended December 31, 2010.

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Capital expenditures from continuing operations were $23 million during the second quarter of 2011 and $47 million year to date. Capital expenditures were primarily directed towards cavern development and terminal infrastructure at the Corunna facility, cavern and brine pond development at the Redwater facility, as well as Provident’s pipeline replacement/expansion project in northeast British Columbia.

(1) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures” in the MD&A. Adjusted EBITDA presented above is from continuing operations and excludes the onetime buyout of financial derivative instruments and strategic review and restructuring costs in 2010.

(2) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs in 2010.

(3) Distributable cash flow is presented as adjusted funds flow from continuing operations, net of sustaining capital spending.

Revised 2011 Adjusted EBITDA Guidance

Given strong financial results in the first half of 2011 and current market conditions, Provident is narrowing its 2011 Adjusted EBITDA guidance range to $210 million to $250 million from the previous range of $200 million to $250 million, subject to market and operational assumptions including normal weather conditions. The revised range increases the midpoint of Provident’s guidance from $225 million to $230 million.  This guidance is based, in part, on average price assumptions for July through December 2011 of U.S. WTI crude $83.00/bbl, AECO natural gas of $3.55/GJ, a Cdn/U.S. dollar exchange rate of $0.97 and a Mont Belvieu propane price at 72 percent of crude oil. This guidance also assumes that extraction premiums at Empress for 2011 will be near the high end of an updated range of between $3 and $8 per gigajoule.

August 2011 Cash Dividend

The August cash dividend of $0.045 per share is payable on September 15, 2011 and will be paid to shareholders of record on August 24, 2011. The ex-dividend date will be August 22, 2011. Provident’s 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on August 9, 2011 of $7.59 Provident’s yield is approximately 7 percent.

For shareholders receiving their dividends in U.S. funds, the August 2011 cash dividend will be approximately US$0.045 per share based on an exchange rate of 1.0108. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2011 Second Quarter Conference Call

A conference call has been scheduled for Thursday, August 11, 2011 at 7:30 a.m. MDT (9:30 a.m. Eastern) to discuss Provident’s 2011 second quarter results. To participate, please dial 416-695-6617 or 800-396-7098 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until August 18, 2011 by dialing 905-694-9451 or 800-408-3053 and entering passcode 2134082. Provident will also provide a replay of the call on its website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Kim Anderson Director, Finance & Investor Relations Ashley Nuell Investor Relations & Communications Analyst Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 – 2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com